Exhibit (d)(5)

September 13, 2010

Eurand N.V.

Re: Side Letter Regarding Confidentiality Agreement

Ladies and Gentlemen:

Reference is made to that certain letter agreement (the “letter agreement”), dated as of July 13, 2010, by and among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the letter agreement unless the context otherwise requires.

The parties hereto expressly amend the letter agreement to add the following paragraph at the end of page 8 thereto:

Notwithstanding anything to the contrary in this letter agreement, (i) paragraph 10 shall not apply to advisors or unaffiliated potential sources of debt financing of TPG and/or Axcan if such communications are made in the ordinary course of business and not in relation to a possible transaction regarding the Company, (ii) paragraphs 12 (including parts (a) through (f)) and 13 shall not apply to advisors or unaffiliated potential sources of debt financing of TPG and/or Axcan, and (iii) written notice to the Company under paragraph 5 shall not be required of any commercial banking institution where such commercial banking institution is required to disclose Evaluation Material in connection with a routine audit or examination by, or a blanket document request from, a regulatory or governmental entity that is not directed at or related to the Company or the existence of this letter agreement.

Except as modified or clarified herein, the letter agreement shall remain in full force and effect in accordance with its terms.

Very truly yours,

TPG CAPITAL,L.P.
By: TPG Capital Advisors LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

AXCAN PHARMA INC.

By:	/s/ Richard Tarte
Name:	Richard Tarte
Title:	Vice President

AGREED AND ACCEPTED:

EURAND N.V.

By:	/s/ Gearóid Faherty
Name:	Gearóid Faherty
Title:	Chief Executive Officer

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